PHOENIX LAW
BUSINESS LITIGATION BANKRUPTCY

Respond to:
Charles PT Phoenix, Esq.
Florida Bar Board Certified Real Estate Lawyer
Direct extension: 222
Email: cptp@corporationcounsel.com
Fax: 239-244-1976

Via EDGAR, Overnight Mail and Facsimile
24 September 2010

Mr. David L. Orlic
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ITEX Corp.
Solicitation Materials pursuant to Rule 14a-12
Filed on September 8, 2010
File No. 000-18275

Dear Mr. Orlic:

On behalf of David Polonitza and the Committee to Enhance ITEX (the "Committee"), in connection with the Solicitation Materials relating to ITEX Corporation ("ITEX") pursuant to Rule 14a-12 that were filed on 08 September 2010 (the "Solicitation Materials"), we have set forth below our responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments below, followed by our responses. Additionally, we have attached an Appendix that further provides information on ITEX Corp.

General

1. The company's core franchise business is failing

Within the Solicitation Materials, it was stated "The Company's existing board and management team's strategy to build on operations ***other*** than ITEX's core franchise business is failing." It is the Committee's belief based upon ITEX's publicly disclosed financial statements that the company's core franchise business is ITEX Corporation's only major profit generating business line due to the amount of Net Transaction and Association fees that ITEX Corp. collects from its franchisees (during Fiscal 2009, ITEX collected $5.2 million in net transaction and association fees compared to all other gross revenues of $1.9 million, according to ITEX's 10-K filed on 15 October 2009.

2. Increasing the overall percentage of fees that franchisees pay over the past few years is the only reason that the company has been able to increase its cash flows

Within the Solicitation Materials, it was stated "Only by increasing the overall percentage of fees that franchisees pay ITEX Corporate over the past few years has ITEX been able to increase its cash flows." Based upon analysis conducted on ITEX's publicly disclosed

financial documents, we believe that ITEX's increase in revenues other than franchisee related Transaction and Association Fees has been met with even larger increases in Corporate Overhead and Expenses, thus franchisee related operations have been the only means that ITEX has had to increase its cash flows.

As stated in the Solicitation Materials "While revenues generated by the franchise business continue to be stagnant, Corporate overhead related to Company-run barter offices, ITEX media, and other initiatives appears to have grown faster (increase of $2.4 million since FY 2006) than corresponding revenue growth within these segments (increase of $1.5 million since FY 2006)."

(in thousands)	**FY 2006**	**FY 2007**	**FY 2008**	**FY 2009**
Gross Association and Transaction Fees generated by Franchisees	$14,256	$13,980	$14,219	$14,569
Net Association and Transaction Fees generated by Franchisees paid to ITEX Corp.	$4,170	$4,713	$4,689	$5,234
Other Revenue	$390	$191	$1,745	$1,933
Corporate Overhead and Expenses (Salaries, Other Marketplace Expenses, Media Costs, and SG&A)	$2,944	$3,098	$4,308	$5,378

Source: ITEX Annual Reports from Fiscal 2006-2009

ITEX Corp. has added overhead and expenses for its non-franchise related operations faster than non-franchise related revenues have increased. The gross revenue and trading activity of the ITEX franchisees have not increased by a significant measure since Fiscal 2006 (an increase of $313,000), yet Corporate Overhead and Expenses (all expenses besides the commissions paid to ITEX franchisees) has risen by over $2.4 million. This is partly due to the acquisition and operations of ITEX's corporate owned barter offices:

Page 9 of ITEX's FY 2006 10-KSB states: "As of July 31, 2006, we had 19 full-time equivalent employees."

Page 9 of ITEX's FY 2009 10K states: "As of July 31, 2009, we had 32 full-time, contract and temporary employees – 21 in our corporate headquarters and 11 in our corporate owned offices."

3. **The current board is incapable of leading the revitalization of the franchise system and ending unprofitable ventures due to its closed nature, non-company business relationships with one another, and a near decade of service together as board members at two separate companies**

Within the Solicitation Materials, it was stated "We believe the current board is incapable of leading the revitalization of the franchise system and ending unprofitable ventures due to its closed nature, non-ITEX business relationships with one another, and a near decade of service together as board members at two separate companies."

We believe that the current board is incapable of leading a revitalization of the franchise system due to the current director's inexperience in organically growing franchise-related businesses. Between July 2006 to July 2010, according to information provided on ITEX.com, ITEX franchise offices were in five fewer states (40 in 2006, 35 in July 2010), and the system had fewer franchisees (98 in 2006, 86 in July 2010) (See page seven of the Appendix annexed hereto). We believe this is evidence that over the past five years, ITEX's directors have not implemented strategies or implemented ineffective strategies to grow the franchise base. Additionally, ITEX continues to grow its non-franchise related operations, though this growth has led to a greater than corresponding increase in Corporate overhead.

In the current board's proxy solicitation material filed in 2003, they stated that their three person board would draw upon the expertise of fewer individuals, such that the breadth and depth of knowledge, experience and diversity of perspectives represented on the board could be significantly narrowed. We believe that this is exactly what is taking place, with three directors who have non-ITEX business relationships, and no background experience in growing franchise organizations.

"On the other hand, a smaller board would mean that fewer directors will constitute a quorum and, thus, decisions may be made with the participation of fewer directors. Itex would also be able to draw upon the expertise of fewer individuals, such that the breadth and depth of knowledge, experience and diversity of perspectives represented on the board could be *significantly narrowed*." (Source: DFRN 14A filed by Lakemont Capital, 8 Jan 2003, page 13)

We feel that the lack of new directors on ITEX's board over this time, coupled by the unwillingness by ITEX's directors to meet with its largest shareholder—the Committee to Enhance ITEX—is evidence of its closed nature.

ITEX's current board members first served together as the three directors of Ubarter in 1999-2000 (http://www.sec.gov/Archives/edgar/data/1030814/0000912282-99-000120.txt). In 2003, they were elected to serve as directors of ITEX. (http://www.sec.gov/Archives/edgar/data/860518/000115752303000262/a4334527_ex99.txt).

12800 University Drive, Suite 260, Fort Myers, Florida 33907
Telephone 239.461.0101 Telefax 239.461.0083

Within question 6 of this filing, we provide evidence as to the non-ITEX related business relationships that the three current directors maintain.

4. Significant capital expenditures produced "miserable results"

Within the Solicitation Materials, it was stated "Since 2006, management expended over $4 million in acquisitions. These acquisitions helped to increase Corporate Overhead and Expenses by over $2 million annually, outpacing non-franchise operations revenue gains over that time period. These acquisitions have done little to increase the overall revenue growth of the franchise system. Due to these significant capital expenditures producing miserable results, we are skeptical of management's future plans for ITEX's capital."

The statement that ITEX's capital expenditures have produced "miserable results" was determined based on the following data:

Between ITEX's Fiscal Year 2006 – Fiscal Year 2009, ITEX expended over $4 million on three separate acquisitions: certain Intagio assets on August 1, 2007, ATX The Barter Company on March 1, 2008 and Intagio Media Services on August 1, 2008 (Source: ITEX Corp's FY 2009 10K, pages 10 & 22).

Over that same time frame, ITEX's core franchise business revenues increased only by $313,000.

(in thousands)	**FY 2006**	**FY 2007**	**FY 2008**	**FY 2009**
Gross Association and Transaction Fees generated by Franchisees	$14,256	$13,980	$14,219	$14,569

The capital expended on these acquisitions did little to increase the member-count of ITEX's Marketplace (ITEX had 22,000 businesses in FY 2006 and 24,000 in FY 2009 – Source: ITEX 10KSB, page 1; ITEX 10K, page 5) while overall revenues generated by the franchisees increased only $313,000 or 2%.

At the end of Fiscal 2009, ITEX has a net-tangible book value (Book value minus goodwill and intangible assets) of $9,091,000. Based on factual data provided by ITEX in its financial statements, we believe that spending over 44% of net tangible book value in acquisitions that increase the core business' revenues only by 2% is a miserable result. As further illustrated in the Appendix annexed hereto, ITEX would be producing a similar amount of cash flow as it does today if it had not expended any capital on an acquisition between FY2006-FY2009. Therefore the $4 million spent on these acquisitions has been a significant strategic error, leading to a substandard return on the capital expended and therefore "miserable results."

5. **The high rate of member turnover is attributable to the company's acquisition policy, and the squeezing of franchisees in general through higher fees, resulting in their inability to properly maintain staffing to satisfy their members**

Within the Solicitation Materials, it was stated "We partly attribute this high rate of turnover to ITEX's acquisition policy, and the squeezing of franchisees in general through higher fees to ITEX Corporate, resulting in their inability to properly maintain staffing to satisfy their existing members."

As evident in ITEX's 2008 Investor Relations presentation, their acquisition of Intagio Corp. in 2007 raised the churn rate of the entire ITEX system in the USA by approximately seven percent (7%). With over 22,000 member businesses, this number equates to approximately 1,500 businesses leaving ITEX due to the acquisition of Intagio.

"Churn, USA – 14% YTD FY 2008, 18% in FY 2007. W/O Intagio 11%. CDN – 11% YTD FY 2008, 13.5 % in FY 2007

Churn – members closed during period divided by number of members at beginning of period plus new members added during period." (Source: ITEX Investor Relations Presentation available at www.itex.com/aboutus/ir/investor_presentation.ppt, June 2008, Slide 18 Notes Page)"

As detailed on page 3 of the Appendix annexed hereto, due to the increased percentage of fees that franchisees must pay ITEX Corporate coupled with a flat revenue base, franchisees as a whole earned approximately $1 million less in net revenues in FY 2009 than they would have in FY 2006. This has led to franchisees leaving the system, an increasing consolidation of the franchise base (Source: page 7 of the Appendix annexed hereto), and existing franchisees hiring less staff to maintain profitability. Due to the nature of the relationship between the original franchisee and the members they sign up, if they are leaving the system, this increases the likelihood that a member business will also leave, thus increasing churn rate. Additionally, if

ITEX franchisees cannot maintain a certain level of staffing, it becomes more difficult to find new businesses and satisfy existing members' desires, thus increasing the churn rate.

6. **Three board members have non-company business relationships with one another**

ITEX's Board of Directors consists of three members: Steve White, Eric Best, and John Wade. All of these members maintain non-ITEX business relationships with each other. The statement that ITEX's three board members have non-ITEX business relationships was determined through analysis of publicly available information on www.morsebest.com and www.mercent.com.

- Steve White is a director of Morse Best Inc., a company founded and chaired by Eric Best (http://www.morsebest.com/boardDirectors.aspx)
- Eric Best is the Chairman of Morse Best Inc., a company that has Steve White as one of its three directors. Eric Best is also the Chairman and CEO of Mercent Corp. Mercent Corp. employs John Wade as its Director of Finance. (http://www.mercent.com/management.aspx)
- John Wade serves as the Director of Finance for Mercent Corp. Eric Best is the Chairman and CEO of Mercent Corp.

7. A board member was retained by the company as a consultant by the "interim" CFO, who also serves as the CEO and chairman of the company

Within the Solicitation Materials, it was stated "Additionally, in FY 2009, an ITEX board member was retained by the Company as a consultant by the "interim" CFO, who also serves as the CEO and Chairman of the Company." This statement was based on information contained in ITEX's DEF 14A filed on 02 November 2009.

Page 8 of ITEX's DEF 14A filed on 02 November 2009 with the Securities and Exchange Commission states:
"During fiscal 2009 the Company retained Mr. Wade as a consultant to assist with internal audit matters."

As a result, Mr. Wade is not independent as defined by the NASDAQ Marketplace Rules for requirements relating to audit committees. However, since payments for his services fall below the independence thresholds set forth in the NASDAQ listing standards, the Board determined that Mr. Wade remains "independent" as defined by Rule 4200 of the NASDAQ Marketplace Rules for purposes of serving as a director and a nomination committee member. In addition, the Board has determined that John Wade is an "audit committee financial expert" as defined by the Securities and Exchange Commission rules, which is basically limited to those who have prepared, audited, or directly supervised the audit of comparable public company financial statements.

8. The company's acquisition strategy is ineffective

The statement that ITEX's acquisition strategy is ineffective was determined based on the following data:
Between ITEX's Fiscal Years 2006 –2009, ITEX expended over $4 million on three separate acquisitions: certain Intagio assets on August 1, 2007, ATX The Barter Company on March 1, 2008 and Intagio Media Services on August 1, 2008 (Source: ITEX Corp's FY 2009 10K, pages 10 & 22).

12800 University Drive, Suite 260, Fort Myers, Florida 33907
Telephone 239.461.0101 Telefax 239.461.0083

Over that same time frame, ITEX's core franchise business revenues increased only by $313,000.

(in thousands)	FY 2006	FY 2007	FY 2008	FY 2009
Gross Association and Transaction Fees generated by Franchisees	$14,256	$13,980	$14,219	$14,569

The capital expended on these acquisitions did little to increase the member-count of ITEX's Marketplace (ITEX had 22,000 businesses in FY 2006 and 24,000 in FY 2009 – Source: ITEX 10KSB, page 1; ITEX 10K page 5) while overall revenues generated by the franchisees increased only by $313,000 or 2%. At the end of Fiscal 2009, ITEX has a net-tangible book value (Book value minus goodwill and intangible assets) of $9,091,000. Based on factual data provided by ITEX in its financial statements, we believe that spending over 44% of net tangible book value in acquisitions that increase the core business' revenue only by 2% is an ineffective acquisition strategy.

As requested, on behalf of the Committee we hereby acknowledge that:

- the Committee is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Committee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Very respectfully,

Charles PT Phoenix, Esq.
Rahul Pagidipati, Esq.

Copies furnished to:

Securities and Exchange Commission
Nicholas P. Panos, Senior Special Counsel

The Committee to Enhance ITEX
David Polonitza

Business Operations from FY 2006 – FY 2009

FY 2006

- 19 Full Time Employees
- No Corporate Owned Offices

Gross Franchisee and Licensee Broker Revenue: $14.25 Million − Commissions to Franchisees and Licensees: $10.08 Million (*70.75 % of Gross Franchisee and Licensee Broker Revenues generated*)

Net Franchisee and Licensee Broker Revenue to ITEX Corp. (Core Business): $4.17 Million (*29.25 % of Gross Franchisee and Licensee Broker Revenues generated*)

$4.17 Million + $.39 Million − $2.99 Million = $1.57 Million

Net Franchisee and Licensee Broker Revenue to ITEX Corp. (Core Business) + Other Revenues − Corporate Overhead and Expenses = Income from Operations (ex. Dep. & Amortization)

FY 2009

- 32 Full Time Employees
- Over $4 million expended on acquisitions since FY 06
- Core Business Net Revenue Increase mostly due to higher fees on Brokers - $1.06 Million
- Other Revenue increase $1.54 Million vs. Corporate and Overhead Expense increase of $2.38 Million = (-$840,000)

Gross Franchisee and Licensee Broker Revenue: $14.56 Million − Commissions to Franchisees and Licensees: $9.33 Million (*64.07 % of Gross Franchisee and Licensee Broker Revenues generated*)

Net Franchisee and Licensee Broker Revenue to ITEX Corp. (Core Business): $5.23 Million (*35.93% of Gross Franchisee and Licensee Broker Revenues generated*)

$5.23 Million + $1.93 Million − $5.37 Million = $1.79 Million

Net Franchisee and Licensee Broker Revenue to ITEX Corp. (Core Business) + Other Revenues − Corporate Overhead and Expenses = Income from Operations (ex. Dep. & Amortization)

Inability to grow the Core Franchise and Licensed-based business

Gross Association and Transaction revenues have remained <u>flat</u> over the past <u>4 years</u> as higher fees to ITEX Corp. stunts their ability to grow their business


in thousands
Franchisee and Licensee's Gross Association and Transaction Fees from FY 06 – FY 09
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
FY 2006
FY 2007
FY 2008
FY 2009
Gross Transaction Fees
Gross Association Fees
Total Gross Association and Transaction Fees

* Source – ITEX Annual and Quarterly filings with the SEC

Squeezing the Core Franchise and Licensed-based business

Total Commissions to Franchisees and Licensees as a % of Gross Fees Collected


71%
70%
69%
68%
67%
66%
65%
64%
63%
62%
FY 2006
FY 2007
FY 2008
FY 2009

(in thousands)	FY 2006	FY 2007	FY 2008	FY 2009
Total Gross Association and Transaction Fees	$14,256	$13,980	$14,219	$14,569
Total Commissions to Franchisees and Licensees	$10,086	$9,267	$9,530	$9,335
Net Total Fees to ITEX Corp.	$4,170	$4,713	$4,689	$5,234

Almost $1 million has been shifted from Franchisees and Licensees to ITEX Corporate – Resulting in short term gains to cash flow to ITEX Corp. while placing its franchised-based business in jeopardy.

* Source – ITEX Annual and Quarterly filings with the SEC

Overhead increasing faster than non-Franchisee Revenue Growth



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
($500)
FY 2007
FY 2008
FY 2009
Growth in Non-Franchisee Transaction and Association Revenues since FY 06
Growth in SG&A and Salary Expenses since FY 06

	FY 2006	FY 2007	FY 2008	FY 2009
Non-Franchisee Transaction and Association Revenues	$390	$191	$1,745	$1,933
SG&A and Salary Expenses	$2,944	$3,098	$4,308	$5,377

Stagnant Revenue – Rapidly Increasing Employee Overhead

While ITEX Franchisees and Licensees receive a smaller % of the net fees they generate and Gross Transaction and Association Revenues remain flat, ITEX Corp. salaries, wages and employee benefits continue to climb



in thousands
Total ITEX Corp. Salaries, wages and employee benefits
$2,000
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
FY 2006
FY 2007
FY 2008
FY 2009

* Source – ITEX Annual and Quarterly filings with the SEC

ITEX member churn rate is unacceptable

Approximately 10,000 member businesses have left the ITEX marketplace between FY2007-FY2009 based upon ITEX's publicly disclosed churn rates.

	FY 2007	FY 2008	FY 2009
Approximate Churn Rates*	14%	18%	16%

Though Franchisee and Licensee Gross Revenues have not declined, they are having trouble satisfying their customers due to higher fees to ITEX Corp. This results in a high churn rate and the increasing possibility of further Brokers leaving the marketplace while ITEX Corp. continues to struggle to recruit new franchisees .

* Source – FY 07 and 08 Information based upon June 2008 ITEX Investor relations presentation posted on ITEX.com. FY 09 information is a estimate based on information provided to shareholders at ITEX's FY 2009 Annual Meeting.

Brokers within the ITEX Marketplace – Shrinking footprint and Broker count

July 2006

Brokers running 4 offices	1
Brokers running 3 offices	1
Brokers running 2 offices	8
Brokers running 1 office	88

111 Offices in 40 States/Provinces

Source: ITEX.com – July 1, 2006

July 2010

Brokers running 8 offices	1
Brokers running 3 offices	2
Brokers running 2 offices	11
Brokers running 1 office	72
Corporate Offices	3

111 Offices in 35 States/Provinces

Source: ITEX.com – July 1, 2010

ITEX's is in 5 fewer States/Provinces today than 5 years ago, while ownership is becoming more concentrated among fewer Brokers. A major competitive advantage of ITEX is the relationships that Brokers build with their ITEX members. As Brokers leave ITEX, they will most likely have to sell their office to an ITEX Broker from another region, removing the relationship that brought the small business into ITEX initially – a disturbing trend and one that is not healthy for the ITEX marketplace long term.

Lack of new franchise growth

By squeezing existing franchisees and not marketing its franchise offerings, ITEX is struggling to grow the number of franchisees in the ITEX Marketplace

- **ITEX added only four new brokers (to a system with over 90+ franchisees and licensees) for the first nine months of fiscal 2010 without disclosing how many brokers they lost.**

- **With over 200 markets available for new franchisees throughout the US available according to ITEX.com, adding only four new brokers for the first nine months of fiscal 2010 is unacceptable.**

- **ITEX is the largest barter marketplace in North America in terms of members and transactions, yet Tradebank International, a smaller competitor has recently received recognition as one of Bond's Top 100 Franchises.**

An aging existing franchisee and licensee base combined with the lack of new franchisees will ultimately result in the system reaching a breaking point - a significant contraction of the ITEX Broker Marketplace will occur unless changes are implemented within the Company.

ITEX is suffering from Corporate Governance and Accounting Procedures

- ITEX's Chief Executive Officer has served as the Company's "interim" Chief Financial Officer for seven years.
- Each of ITEX's Three Board of Directors maintains non-ITEX business relationships with one another.
- The retention of a Director as a consultant to assist with internal audit matters during fiscal 2009.
- The identification of a material weakness in ITEX's internal controls over financial reporting in the third quarter of fiscal 2010, due in part to what we believe are the Company's corporate governance issues. This is the second time ITEX has had to admit the discovery of a material weakness under the current Board's leadership in its internal controls, the first being in 2006.
- Numerous discrepancies in ITEX's 10KSB and 10Ks for the past 4 years that have not been restated.

* Source – ITEX's Proxy Statements, Annual and Quarterly filings with the SEC

Accounting discrepancies exist within ITEX's 10KSB and 10Ks for the past 4 years

FY 2009 10K

Pg 18

	Year Ended July 31, 2009	Percent change from 2008	2008
Broker offices:			
Association fees	$ 4,300	0%	$ 4,294
Transaction fees	10,269	3%	9,925
Other fees	488	14%	427
Corporate owned offices:			
Association fees	325		314
Transaction fees	825		[illegible]
Other fees	31		32
Revenue	$ 16,238	3%	$ 15,739
ITEX dollar revenue	$ 264	17%	$ 225
Total revenue	$ 16,502	3%	$ 15,964

Discrepancies

FY 2008 10K

Pg 18

	Year Ended July 31, 2008	Percent change	2007
Broker offices:			
Association fees	$ 4,119	4%	$ 3,960
Transaction fees	10,323	3%	10,020
Other fees	202	6%	191
Corporate prototype offices:			
Association fees	314		-
Transaction fees	[illegible]		-
Other fees	34		-
Marketplace revenue	$ 15,739	11%	$ 14,171
ITEX dollar revenue	$ 225		$ -
Total revenue	$ 15,964	13%	$ 14,171

Accounting discrepancies exist within ITEX's 10KSB and 10Ks for the past 4 years

Cost of Marketplace revenue

FY 2009 10K Pg 19

	Year Ended July 31, 2009	Percent change from 2008	2008
Association fee commissions	$ 1,599	-10%	$ 1,773
Transaction fee commissions	7,736	0%	[illegible]
Corporate owned office salaries, wages, employee benefits, and independent contractor expenses	820	39%	594
Other Marketplace expenses	292	38%	211
Media costs - Ad Credits	34		-
	$ 10,481	1%	$ 10,335

Discrepancies

FY 2008 10K Pg 19

	Year Ended July 31, 2008	Percent change from 2007	2007
Association fee commissions	$ 1,663	-1%	$ 1,688
Transaction fee commissions	7,757	2%	7,579
Corporate prototype office salaries, wages, employee benefits, and independent contractor expenses	594		-
Other Marketplace expenses	321	-18%	393
	$ 10,335	7%	$ 9,660

Accounting discrepancies exist within ITEX's 10KSB and 10Ks for the past 4 years

FY 2006 10KSB

Pg 14

Discrepancies

Years Ended July 31,

	2006		2005	
	Amount	Percent	Amount	Percent
Revenue:				
Marketplace revenue	$ 14,657	100%	$ 10,225	100%
Costs and expenses:				
Cost of Marketplace revenue	10,382	71%	7,050	69%
Salaries, wages and employee benefits	1,298	9%	1,042	10%
Selling, general and administrative	1,361	9%	1,369	13%
Depreciation and amortization	275	2%	35	0%
	13,316	91%	9,496	93%
Income from operations	1,341	9%	729	7%
Other income, net	117	1%	109	1%
Income before income taxes	1,458	10%	838	8%
Income tax benefit	(1,975)	-13%	(2,260)	-22%
Net income	$ 3,433	23%	$ 3,098	30%

Years Ended July 31,

	2007		2006	
	Amount	Percent	Amount	Percent
Revenue:				
Marketplace revenue	$ 14,171	100%	$ 14,646	100%
Costs and expenses:				
Cost of Marketplace revenue	9,660	[illegible]	10,299	70%
Salaries, wages and employee benefits	1,345	10%	1,298	9%
Selling, general and administrative	1,257	9%	1,433	10%
Depreciation and amortization	301	2%	275	2%
	[illegible]	89%	13,305	91%
Income from operations	1,505	11%	1,341	9%
Other income, net	156	1%	117	1%
Income before income taxes	1,661	12%	1,458	10%
Income tax benefit	(2,843)	-20%	(1,975)	-13%
Net income	$ 4,504	32%	$ 3,433	23%

FY 2007 10KSB

Pg 16

Accounting discrepancies exist within ITEX's 10KSB and 10Ks for the past 4 years

FY 2007 10KSB

Pg 16

Marketplace revenue

Marketplace revenue consists of transaction fees, association fees and other fees net of revenue adjustments. The following are the components of Marketplace revenue that are included in the consolidated statements of income:

	Fourth Quarter Ended July 31,				Year Ended July 31,			
	2007	% of Total Revenue	2006	% of Total Revenue	2007	% of Total Revenue	2006	% of Total Revenue
Transaction fees	$ 2,399	70%	$ 2,494	71%	$ 10,020	71%	$ 10,570	72%
Association fees	1,005	29%	945	27%	3,960	28%	3,686	25%
Other marketplace fees	47	1%	67	2%	191	1%	390	3%
	$ 3,451	100%	$ 3,506	100%	$ 14,171	100%	$ 14,646	100%

FY 2006 10KSB

Pg 14

Discrepancy

Marketplace revenue

	Fourth Quarter Ended July 31,		Year Ended July 31,	
	2006	2005	2006	2005
Transaction fees	$ 2,494	$ 1,922	$ 10,570	$ 7,082
Association fees	945	800	3,686	2,968
Other fees	49	(5)	401	175
	$ 3,488	$ 2,717	$ 14,657	$ 10,225

Accounting discrepancies exist within ITEX's 10KSB and 10Ks for the past 4 years

FY 2007 10KSB   Pg 17

Cost of Marketplace revenue

Cost of Marketplace revenue consists of commissions paid to Brokers and expenses directly attributable to Brokers and the Marketplace. The following are the components of cost of Marketplace revenue that are included in the consolidated statements of income:

	Fourth Quarter Ended July 31, 2007	% of Total Revenue	2006	% of Total Revenue	Year Ended July 31, 2007	% of Total Revenue	2006	% of Total Revenue
Transaction fee commissions	$ 1,832	53%	$ 1,868	53%	$ 7,579	53%	$ 8,068	55%
Association fee commissions	424	12%	467	13%	1,688	12%	2,018	14%
Other Marketplace expenses	81	2%	53	2%	393	3%	213	1%
	$ 2,337	68%	$ 2,388	68%	$ 9,660	68%	$ 10,299	70%

Discrepancy

FY 2006 10KSB   Pg 15

Cost of Marketplace revenue

	Fourth Quarter Ended July 31, 2006	2005	Year Ended July 31, 2006	2005
Transaction fee commissions	$ 1,868	$ 1,533	$ 8,068	$ 5,542
Association fee commissions	467	416	2,018	1,376
Marketplace expenses	82	80	296	132
	$ 2,417	$ 2,029	$ 10,382	$ 7,050

Accounting discrepancies exist within ITEX's 10KSB and 10Ks for the past 4 years

FY 2007 10KSB

Pg 18

Selling, General and Administrative Expenses

Selling, general and administrative expenses include consulting, legal and professional services, as well as expenses for rent and utilities, marketing, insurance, bad debts, sales tax and other taxes, and other costs. Comparative results are as follows:

	Fourth Quarter Ended July 31,				Year Ended July 31,			
	2007	% of Total Revenue	2006	% of Total Revenue	2007	% of Total Revenue	2006	% of Total Revenue
Selling, general and administrative expenses	$ 427	12%	$ 296	8%	$ 1,257	9%	$ 1,433	10%

Discrepancy

FY 2006 10KSB

Pg 16

Selling, General and Administrative Expenses

	Fourth Quarter Ended July 31,		Year Ended July 31,	
	2006	2005	2006	2005
Selling, general and administrative expenses	$ 249	$ 371	$ 1,361	$ 1,369

Past Poor Capital Allocation Decisions

Starting in FY 2006, ITEX Corp. has made 3 significant acquisitions for a total of over $4 million

- **2007 - Intagio for $3.15 million**
- **2008 - ATX for $325,000**
- **2008 - ITEX Media for $706,000**

Between FY 06-FY 09, net of increased fees from ITEX's Brokers, ITEX Corp. has witnessed its operating cash flow not related to ITEX's core franchise business decrease by over $500,000.

2006 – ITEX Identifies a Material Weakness in internal controls

ITEM 3. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer, who is also the Interim Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the periods covered by this report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in reports that it files under the Exchange Act are recorded, processed, summarized and reported within the required time periods. At the time of the initial filing of this report, based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. While management had concluded that our disclosure controls and procedures were effective at the time of the initial filing of these reports, it now concludes, as a result of the material weakness described below, that our disclosure controls and procedures were not effective, as of each of the fiscal quarters ended April 30, 2006 and 2005.

We have restated our audited financial statements for the fiscal quarters ended April 30, 2006 and 2005. We have identified the following material weakness in our internal control over financial reporting: a failure to properly calculate accrued commissions and a failure to conduct an accurate variation analysis of the balance sheet for the fiscal year ended July 31, 2004 which would have detected an error in accrued commissions as of July 31, 2004. This resulted in an understatement of accrued commissions and current liabilities for the period ended July 31, 2004, which understatement was systematically carried forward on our balance sheets until the error was discovered internally by ITEX during its 2006 fiscal year-end close procedures. This material weakness has been fully remediated as of the date of this amended report.

Solely as a result of such material weakness, we concluded, upon reevaluation, that our disclosure controls and procedures were not effective as of each of the fiscal quarters ended April 30, 2006 and 2005, January 31, 2006 and 2005, October 31, 2005 and 2004, as well as for each of the fiscal years ended July 31, 2005 and 2004.

(b) Changes in internal control over financial reporting.

In general, we are assessing the effectiveness of our internal controls over financial reporting on an account by account basis as a part of our on-going accounting and financial reporting review process in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which requires our management to assess the effectiveness of our existing internal controls for our fiscal year ended July 31, 2008. This effort includes documenting, evaluating the design of and testing the effectiveness of our internal controls over financial reporting. We intend to continue to refine and improve our internal controls on an ongoing basis. During this process, we may identify additional items for review or deficiencies in our system of internal controls over financial reporting that may require strengthening or remediation.

During fiscal 2006 we contracted for a highly qualified accounting consultant, we terminated our financial controller, and we hired an experienced financial controller and contracted for an additional member of our accounting staff. The additional levels of appropriately qualified and trained personnel enabled us to discover the control weakness described above during our 2006 fiscal year-end close procedures.

2010 – ITEX Identifies a Material Weakness in internal controls

ITEM 4T. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer, who is also the Interim Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were not effective as of April, 30, 2010. The basis for this determination was that, as discussed below, we have identified a material weakness in our internal control over financial reporting, which we view as an integral part of our disclosure controls and procedures.

(b) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting during our most recent quarter that we believe have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, we have identified a material weakness in our internal control over financial reporting. During the third quarter of fiscal 2010, an ITEX broker sold a large number of computers which he was unable to fulfill, resulting in a number of transaction reversals. This deficiency resulted in adjustments to the interim financial statements for income and the recording of transactions not associated with valid order fulfillment. We determined that we did not have an adequate process level control in place to prevent the recording of serial orders that in the aggregate are large or unusual and which may not be fulfilled. This control deficiency did not result in any material adjustments to the financial statements for the current quarter. However, we determined that there was a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis as a result of this deficiency. Management has discussed the deficiency and related corrective actions with the Audit Committee and our independent registered public accounting firm. To address the material weakness, we performed additional analysis in an effort to ensure our consolidated financial statements included in this report have been prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented. Although we had not fully remediated the deficiency in our internal control over financial reporting as of April 30, 2010, we are making and will continue to make, the changes to our procedures to address the deficiency. To remediate this deficiency we are implementing a process for timely review including: (i) monitoring large transactions for possible fulfillment issues; (ii) for large transactions conducted in the ITEX Marketplace, the review of sales agreements and documents showing proof of ownership or the right to sell the product or service; and (iii) freezing member and/or broker accounts associated with any suspicious activity. We will monitor and review the effectiveness of this action and will make any other changes and take such other actions as management determines to be appropriate.